Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 3 DATED APRIL 7, 2010
TO THE PROSPECTUS DATED AUGUST 5, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. ("Hines Global"), dated August 5, 2009 (the “Prospectus”) Supplement No. 1 dated August 28, 2009 and Supplement No. 2 dated December 8, 2009. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To provide information regarding distributions declared and

C.	To describe the potential acquisition by Hines Global of a property located in Durham, North Carolina.

A. Status of Our Current Public Offering

As of March 30, 2010 we had received gross proceeds of approximately $89.4 million from the sale of approximately 9.0 million of our common shares in our current public offering, including approximately $471,000 relating to approximately 50,000 shares issued under our dividend reinvestment plan. As of March 30, 2010, approximately $2,910.6 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $499.5 million in shares available under our dividend reinvestment plan.

B. Declaration of Distributions

With the authorization of our board of directors, we declared distributions for the months of January 2010 through June 2010. These distributions were or will be calculated based on stockholders of record each day in an amount equal to $0.00191781 per share, per day. Distributions for the months of Janaury 2010 and February 2010 were paid on March 1, 2010. Distributions for the month of March 2010 were paid on April 1, 2010. Distributions for the months of April 2010 through June 2010 will be paid on the first business day following the completion of each month to which they relate. All distributions were or will be paid in cash or reinvested in shares of our common stock, for those participating in our distribution reinvestment plan. As we have not yet made our first real estate investment, the distributions paid on March 1, 2010 and April 1, 2010 were paid using proceeds from the Offering.

C. Potential acquisition of Hock Plaza by Hines Global

On March 5, 2010 we entered into a contract to acquire Hock Plaza, a 12-story office building located in the North Durham submarket of Durham, North Carolina. Hock Plaza was constructed in 2004 and consists of 327,160 square feet of rentable area that is 99% leased to three tenants. Two of the tenants, Duke University and the Duke University Health System, lease 98% of the net rentable area of the building under leases that expire in October 2019.The seller, Brickman Durham LLC, is not affiliated with us or our affiliates.

The contract purchase price for Hock Plaza is expected to be approximately $98.1 million, exclusive of transaction costs, financing fees and working capital reserves. Hines Global expects to fund the acquisition using proceeds from its current public offering and the assumption of an existing $80 million mortgage loan. The mortgage loan matures in December 2015 and has a fixed interest rate of 5.58%.

In connection with the acquisition of this property, we expect to pay Hines Global REIT Advisors LP approximately $2.0 million in acquisition fees and approximately $800,000 in debt financing fees.

Hines Global expects the closing of this acquisition to occur in June 2010, subject to a number of closing conditions. There can be no assurances that this acquisition will be consummated and, if we elect not to close on the acquisition of Hock Plaza, we could forfeit our $5.0 million of earnest money deposits.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Hock Plaza (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Hock Plaza during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2005	79.0%	$26.46
2006	89.3%	$27.06
2007	95.0%	$27.74
2008	96.5%	$28.32
2009	98.6%	$28.89
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(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from March 5, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for Hock Plaza.

Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area
2010	—	—	—
2011	—	—	—
2012	—	—	—
2013	—	—	—
2014	—	—	—
2015	1	2,078	0.6%
2016	—	—	—
2017	—	—	—
2018	—	—	—
2019	2	320,894	98.1%

*	Represents an amount less than 1%.